Exhibit 2.1

FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This First Amendment to the Agreement and Plan of Merger and Reorganization (this “Amendment”) is dated as of September 2, 2016, among Davis Petroleum Acquisition Corp., a Delaware corporation (the “Company”), Yuma Energy, Inc., a California corporation (“Yuma”), Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma (“Delaware Merger Subsidiary”), and Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Delaware Merger Subsidiary (“Merger Subsidiary”), and amends that certain Agreement and Plan of Merger made as of February 10, 2016, among Davis, Yuma, Delaware Merger Subsidiary and Merger Subsidiary (the “Merger Agreement”). Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings set forth in the Merger Agreement (as defined below). Davis, Yuma, Delaware Merger Subsidiary and Merger Subsidiary are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”
WHEREAS, the Parties desire to modify the Merger Agreement on the terms herein; and
WHEREAS, the Parties desire to amend the Merger Agreement to amend the Outside Date to October 31, 2016, from September 30, 2016.
NOW, THEREFORE, in consideration of the premises and mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:
ARTICLE I
AMENDMENTS
Section 1.1 Amendments.
A. Section 6.21(d) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
(d) Prior to the Merger Effective Time, (i) the Company shall pay or award performance bonuses, whether in the form of cash, Company Common Stock or Company Restricted Shares, to officers and employees of the DPAC Companies with respect to their 2015 fiscal year in accordance with the Company’s compensation policies, provided that no such bonus shall exceed 100% of the target bonus for any such officer or employee and the aggregate amount of such performance bonuses shall not exceed $1,353,993; and (ii) the Company shall pay or award performance bonuses, whether in the form of cash, Company Common Stock or Company Restricted Shares, to officers and employees of the DPAC Companies with respect to the period from January 1, 2016 through the Merger Effective Time in accordance the Company’s compensation policies; provided that the 2016 target bonus shall be the same as the 2015 target bonus (or the target bonus of the predecessor of such officer or employee with respect to those officers and employees serving in place of any severed officer or employee) and the amount paid with respect to each such bonus shall be pro-rated for such period.
B. Section 9.01 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
SECTION 9.01 Termination. This Agreement may be terminated, and the Reincorporation Merger and the Merger may be abandoned, at any time prior to the Merger Effective Time (whether before or after the Yuma Shareholder Approval or any approval of this Agreement by the stockholders of the Company):
(a) by mutual written consent of the Company and Yuma duly authorized by each of their respective board of directors; or

(b) by either the Company or Yuma, if the Reincorporation Merger and the Merger have not been consummated by October 31, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to (i) Yuma, if the failure of any Yuma Entity to fulfill any of its material obligations under this Agreement caused the failure of the Reincorporation Closing or the Closing to occur on or before such date, or (ii) the Company, if the failure of the Company to fulfill any of its material obligations under this Agreement caused the failure of the Reincorporation Closing or the Closing to occur on or before such date, or (iii) Yuma or the Company, if the failure of the Reincorporation Closing or the Closing to occur on or before such date is due solely to the failure of the condition set forth in Section 8.01(d) notwithstanding the performance by Yuma of any obligations under Section 6.09; or
(c) by the Company, in the event of a Yuma Material Adverse Effect, or by Yuma, in the event of a Company Material Adverse Effect, or by either the Company or Yuma, whichever is the non-breaching party, if (i) there has been a breach by the other of any representation or warranty contained in this Agreement which would reasonably be expected to have a Company Material Adverse Effect or a Yuma Material Adverse Effect, as the case may be, and which breach is not curable, or if curable, the breaching party shall not be using on a continuous basis its reasonable best efforts to cure in all material respects such breach after written notice of such breach by the terminating party or such breach has not been cured within thirty (30) days after written notice of such breach by the terminating party, or (ii) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which would reasonably be expected to have a Yuma Material Adverse Effect or a Company Material Adverse Effect, as the case may be, and which breach is not curable, or if curable, the breaching party shall not be using on a continuous basis its reasonable best efforts to cure such breach after written notice of such breach by the terminating party, or such breach has not been cured within thirty (30) days after written notice of such breach by the terminating party; or
(d) by either the Company or Yuma after ten (10) days following the entry of any final and non-appealable judgment, injunction, order or decree by a court or Governmental Entity of competent jurisdiction restraining or prohibiting the consummation of the Merger; or
(e) by the Company if prior to receipt of the Company Stockholders’ Approval, the Company receives a Superior Offer, resolves to accept such Superior Offer, complies with its Company Termination Fee payment obligations under Section 9.02 hereof and gives Yuma at least four (4) Business Days’ prior written notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as the payment required by Section 9.02 shall have been received by Yuma; or
(f) by Yuma or the Company, if the Yuma Board shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to the Company in any material respect the Yuma Board Recommendation, or shall have resolved to do any of the foregoing, or shall have recommended another Acquisition Proposal or if the Yuma Board shall have resolved to accept a Superior Offer; or
(g) by Yuma if prior to receipt of the Yuma Shareholders’ Approval, Yuma receives a Superior Offer, resolves to accept such Superior Offer, complies with its Yuma Termination Fee payment obligations under Section 9.02 hereof and gives the Company at least four (4) Business Days’ prior written notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as the payment required by Section 9.02 shall have been received by the Company; or
(h) by the Company or Yuma, if the Company Board shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to Yuma in any material respect the Company Board Recommendation, or shall have resolved to do any of the foregoing, or shall have recommended another Acquisition Proposal or if the Company Board shall have resolved to accept a Superior Offer; or

(i) (i) by Yuma, if the stockholders of the Company fail to approve the Merger in accordance with Section 6.07, or (ii) by the Company, if the shareholders of Yuma fail to approve the Yuma Shareholder Approval Matters at the Yuma Shareholders’ Meeting (including any adjournment or postponement thereof).
C.           A new Section 1.11 is hereby added to the Merger Agreement as follows:
SECTION 1.11  Adjustments to Conversion of Capital Stock and Treatment of Outstanding Yuma Equity Awards.
(a)           Yuma Common Stock and Yuma Series A Preferred Stock. Notwithstanding Section 1.08 of this Agreement, at any time before the Reincorporation Merger the Yuma Board may (i) decrease the conversion ratio for the conversion of shares of Yuma Common Stock, as set forth in Section 1.08(a) of this Agreement, to an amount not less than one-twentieth (0.05) of one share of Yuma Delaware Common Stock, and (ii) concurrently decrease the conversion ratio for the conversion of shares of Yuma Series A Preferred Stock, as set forth in Section 1.08(b) of this Agreement, to an amount not less than one and three-quarters (1.75) shares of Yuma Delaware Common Stock; provided, however that the lowering of each of the conversion ratios set forth in Section 1.08 as provided in this Section 1.11(a) shall be directly proportional to one another; for example, by way of illustration, if the conversion ratio of the Yuma Common Stock is decreased by action of the Yuma Board by a factor of two (i.e., by dividing by two) to one-twentieth (0.05) of one share of Yuma Delaware Common Stock then the conversion ratio of the Yuma Series A Preferred Stock shall be decreased by action of the Yuma Board by a factor of two (i.e., by dividing by two) to one and three-quarters (1.75) shares of Yuma Delaware Common Stock.
(b)           Yuma Options, Yuma Restricted Shares, Yuma RSUs and Yuma SARs. In the event that the Yuma Board elects to decrease the conversion ratios set forth in Section 1.08(a) to an amount not less than one-twentieth (0.05) of one share of Yuma Delaware Common Stock, (such decreased amount to be the “Applicable Ratio”), then each occurrence of “one-tenth (0.10)” in Section 1.09 of the Agreement shall be deemed substituted and replaced by an amount equal to the Applicable Ratio as so determined by the Yuma Board.
Section 1.2 Miscellaneous.
A. No Further Amendments. Except as expressly set forth in this Amendment, the Merger Agreement is hereby ratified and confirmed in accordance with its terms.
B. Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.
C. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Any Party’s delivery of an executed counterpart signature page by facsimile or email is as effective as executing and delivering this Amendment in the presence of the other Party. No Party shall be bound until such time as all of the Parties have executed counterparts of this Amendment.
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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

DAVIS PETROLEUM ACQUISITION CORP.

By: /s/ Gregory Schneider
Name: Gregory Schneider
Title: President

YUMA ENERGY, INC.

By: /s/ Sam L. Banks
Name: Sam L. Banks
Title: Chairman, President and Chief Executive Officer

YUMA DELAWARE MERGER SUBSIDIARY, INC.

By: /s/ Sam L. Banks
Name: Sam L. Banks
Title: Chairman, President and Chief Executive Officer

YUMA MERGER SUBSIDIARY, INC.

By: /s/ Sam L. Banks
Name: Sam L. Banks
Title: Chairman, President and Chief Executive Officer